Exhibit 7.03

October 11, 2016

The Special Committee of the Board of Directors
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

Dear Sirs:

Re: Withdrawal of the Proposal to Purchase
All Issued and Outstanding Shares of the Company Not Owned by the Buyer Group

Mr. Jianghuai Lin, Mr. Zhiqiang Zhao, Mr. Junping Sun, and Mr. Jinzhu Cai (the “Buyer Group”) hereby withdraw the non-binding going-private proposal (the “Proposal”) dated June 19, 2015, with immediate effect. After careful consideration, the Buyer Group has decided not to proceed with the Proposal under the current circumstances.

Sincerely,

/s/ Jianghuai Lin
Jianghuai Lin

/s/ Zhiqiang Zhao
Zhiqiang Zhao

/s/ Junping Sun
Junping Sun

/s/ Jinzhu Cai
Jinzhu Cai